Exhibit 99.5

InterOil

Oil Search

# A Value-Creating Transaction

On May 20, 2016, InterOil announced a transaction with Oil Search that InterOil believes offers compelling value for InterOil shareholders. In a separate agreement, Oil Search will sell Total S.A. 60% of InterOil's interest in Petroleum Retention Licence (PRL) 15 and 62% of InterOil's exploration assets.

A Special Meeting of InterOil to vote on the Oil Search transaction is scheduled for July 28.

**InterOil shareholders will receive 8.05 Oil Search shares for each InterOil share, or an equivalent valued cash alternative of up to an aggregate of US$770 million, plus a Contingent Value Right. Here's how shareholders will receive value from this transaction.**

## 1 Material & Immediate Premium on Investment

Shareholders choose:

Oil Search shares at a premium of

**27.2%**

to InterOil's pre-transaction closing price[1] and

**32.5%**

to InterOil's pre-transaction 3-month VWAP[2]

or

cash alternative of up to a total of US **$770** million[3]

## + 2 Contingent Value Right (CVR)

InterOil shareholders will receive a Contingent Value Right ("CVR"), based on the size of the Elk-Antelope 2C contigent resource appraisal, which provides:

**~$6.044**

per share in cash for each incremental 1 tcfe above 6.2 tcfe certified PRL15 2C Resources[4] upon completion of certification

The CVR process is designed to protect IOC shareholders' interests

| If certified PRL15 2C Resources are... | 6.2 tcfe | 7.0 tcfe | 8.0 tcfe | 10 tcfe |
|---|---|---|---|---|
| per share you will receive[5]... | — | $4.84 | $10.88 | $22.97 |
| creating a total value of... | $40.25 | $45.09 | $51.13 | $63.22 |
| resulting in a premium[6] of... | ~27% | ~42% | ~62% | ~100% |

## + 3 Benefits of combined Oil Search & InterOil

Shareholders will participate in the upside of a combined company expected to have:

- ✓ Enhanced scale
- ✓ High quality, low cost production base
- ✓ Strong balance sheet and cash flows
- ✓ Ability to capitalize on long-term growth opportunities
- ✓ New development opportunities for Triceratops, Raptor, and Bobcat
- ✓ Interest in the PNG LNG and Papua LNG projects
- ✓ The potential for cooperation and/or integration in both LNG projects

InterOil shareholders will receive significant and compelling value from the transaction with Oil Search

Make your vote count: Vote "FOR" the Oil Search transaction

Frequently Asked Questions
How does the Contingent Value Right (CVR) work?
The CVR provides InterOil shareholders with an uncapped cash payment of approximately US$6.044 a share for each incremental 1 tcfe above 6.2 tcfe certified PRL15 2C Resources
InterOil shareholders who choose the cash alternative instead of Oil Search shares will still receive the CVR
When do I get my CVR payment?
Shareholders will be paid upon completion of the appraisal program, expected in the first half of 2017
Will the CVR be listed on an exchange? Is it transferable?
The CVR will be transferable and will be structured as a listed debt instrument on the Australian Securities Exchange
If I prefer not to receive ASX stock, will I receive cash instead?
Shareholders can elect to receive OSH’s ADSs (as a direct replacement for OSH ASX listed shares) or cash
The cash alternative is up to a total of US$770m and subject to pro-ration in the event that aggregate elections exceed this amount
How are IOC shareholders’ interests protected?
A Certification Committee will be established by Oil Search to oversee a fair and transparent resource certification process for the CVR
The Committee will include two InterOil appointees, two Oil Search appointees and an independent chairman7
Two independent reputable certifiers will conduct the certification
CVR will be a listed instrument subject to ongoing disclosure obligations
When will the transaction close?
The transaction is subject to customary closing conditions, including InterOil shareholder approval
The shareholder vote is scheduled to be held on July 28, 2016 The transaction is expected to close in August 2016
Notes
1 As of May 19, 2016
2 As of May 19, 2016
3 Subject to a pro rata scaleback
4 “PRL15 2C Resources”, as defined in InterOil’s Management Information Circular, dated June 24, 2016
5 Represents potential future payment at given certified resource level; not discounted to present value
6 Premium to InterOil share price as of May 19, 2016
7 InterOil appointees: Michael Hession, Ellis Armstrong | Oil Search appointees: Agu Kantsler, Keith Spence
Legal Notice
None of the securities anticipated to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.
There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.
Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www.sedar.com.
Forward Looking Statements
This infographic includes “forward-looking statements”. All statements, other than statements of historical facts, included in this infographic are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil’s agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil’s publicly available filings, including but not limited to the size or timing of any payment under the CVR, any future performance of InterOil or Oil Search, the ability to satisfy the conditions to closing of the Oil Search transaction, either on the expected timline or at all, the future trading price of InterOil or Oil Search securities, the ability to integrate the businesses of InterOil and Oil Search, and those factors in InterOil’s annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.